UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 26)

SEASPAN CORPORATION

(Name of Issuer)

Class A common shares, $0.01 par value per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Deep Water Holdings, LLC c/o Washington Corporations 101 International Drive P.O. Box 16630 Missoula, MT 59808 (406) 523-1300	Kyle Roy Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kevin Lee Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box. 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington Seaspan Corporation 2600-200 Granville St. Vancouver, BC Canada V6C 1S4 (604) 638-2575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Christopher H. Cunningham

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

Phone: (206) 370-7639

Fax: (206) 370-6040

March 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 44,047,087 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 44,047,087 Class A Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,047,087 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.38%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust. Lawrence R. Simkins, the manager of Deep Water, has voting and investment power with respect to the Class A Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the Class A Common Shares beneficially owned by Deep Water, the Dennis Washington Trust and Dennis R. Washington.
**	Based on 136,020,514 Class A Common Shares outstanding as of March 13, 2018 as provided by the Issuer.

1.	Name of Reporting Person The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 44,047,087 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 44,047,087 Class A Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,047,087 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.38%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares beneficially owned by The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”) may also be deemed to be beneficially owned by Dennis R. Washington, the trustee of the Dennis Washington Trust.
**	Based on 136,020,514 Class A Common Shares outstanding as of March 13, 2018 as provided by the Issuer.

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 44,047,087 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 44,047,087 A Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,047,087 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.38%**
14.	Type of Reporting Person IN

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares held by Deep Water Holdings, LLC, whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust.
**	Based on 136,020,514 Class A Common Shares outstanding as of March 13, 2018 as provided by the Issuer.

1.	Name of Reporting Person The Kyle Roy Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,193,594 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,193,594 Class A Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,193,594 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.82%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 2014 Trust. The Kyle Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 136,020,514 Class A Common Shares outstanding as of March 13, 2018 as provided by the Issuer.

1.	Name of Reporting Person Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,739,569 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,739,569 Class A Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,739,569 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.28%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 2005 Trust. The Kyle Washington 2005 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 136,020,514 Class A Common Shares outstanding as of March 13, 2018 as provided by the Issuer.

1.	Name of Reporting Person The Kevin Lee Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,611,179 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,611,179 Class A Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,611,179 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.86%**
14.	Type of Reporting Person OO

*	As the trustee of The Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Class A Common Shares held by the Kevin Washington 2014 Trust. The Kevin Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 136,020,514 Class A Common Shares outstanding as of March 13, 2018 as provided by the Issuer.

1.	Name of Reporting Person Copper Lion, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 13,544,342 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,544,342 Class A Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,544,342 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.96%**
14.	Type of Reporting Person CO

*	In its capacity as trustee of the Kyle Washington 2014 Trust, Copper Lion, Inc. (“Copper Lion”) has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 2014 Trust. In its capacity as trustee of the Kyle Washington 2005 Trust, Copper Lion has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 2005 Trust. In its capacity as trustee of the Kevin Washington 2014 Trust, Copper Lion has voting and investment power with respect to the Class A Common Shares held by the Kevin Washington 2014 Trust.
**	Based on 136,020,514 Class A Common Shares outstanding as of March 13, 2018 as provided by the Issuer.

1.	Name of Reporting Person Kyle R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 74,020 Class A Common Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 74,020 Class A Common Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,020 Class A Common Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.05%*
14.	Type of Reporting Person IN

*	Based on 136,020,514 Class A Common Shares outstanding as of March 13, 2018 as provided by the Issuer. Although Kyle R. Washington holds less than 5% of shares of the Issuer (as defined in the Explanatory Statement of this report), Kyle R. Washington joins this Schedule 13D as a reporting person in light of the history of dealings between the Reporting Persons (defined below) and the disclosure regarding possible group status in Item 5 of Amendment 12 to this Schedule 13D.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Shares held by Kyle R. Washington, and Kyle R. Washington disclaims beneficial ownership of the shares held by the other Reporting Persons.

EXPLANATORY STATEMENT

This Amendment No. 26 to Schedule 13D (“Amendment No. 26”) relates to Class A Common Shares, par value $0.01 per share (the “Common Shares”) of Seaspan Corporation, a corporation organized and existing under the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 26 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): Deep Water Holdings, LLC (“Deep Water”), The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), the Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), Copper Lion, Inc., and Mr. Kyle R. Washington.

This Amendment No. 26 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11, 2009, October 6, 2009, May 28, 2010, June 23, 2010, March 18, 2011, April 19, 2011, December 13, 2011, January 31, 2012, March 13, 2012, March 28, 2012, August 2, 2012, August 23, 2012, January 8, 2013, February 7, 2014, November 12, 2014, January 13, 2015, February 22, 2016, May 19, 2016, May 27, 2016, April 10, 2017 and August 10, 2017 (the “Schedule 13D”). This Amendment No. 26 does not reflect changes in ownership as a result of additional shares acquired by the Reporting Persons from the Issuer.

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 26, the Schedule 13D remains unmodified.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 3.

On March 13, 2018 (the “Effective Time”), the Issuer, Seaspan Investments III LLC, a wholly-owned subsidiary of the Issuer (“Merger Sub”), Greater China Intermodal Investments LLC, an affiliate of The Carlyle Group (“GCI”), and Greater China Industrial Investments LLC, in its capacity as the holder representative (“GC Industrial”) entered into that certain agreement and plan of merger (the “Merger Agreement”), pursuant to which Merger Sub merged with and into GCI, with GCI as the surviving company (the “Merger”). As a result of the Merger, the Issuer acquired the issued and outstanding equity interests of GCI it did not previously own from GC Industrial, Tiger Management Limited, (“Tiger”) and Blue Water Commerce, LLC, (“Blue Water”), an affiliate of the Reporting Persons. Blue Water has an interest in a Tiger associated entity related to GCI, and accordingly received a portion of the Merger consideration that was otherwise allocable to Tiger under the Merger Agreement.

Immediately following the Effective Time, the Issuer, Deep Water and Blue Water entered into a subscription agreement (the “Subscription Agreement”) pursuant to which to Blue Water invested its pro rata share of the cash consideration and preferred stock consideration received under the terms of the Merger Agreement by purchasing 2,514,996 Common Shares of the Issuer (the “Subscription Shares”). Blue Water directed that the Subscription Shares be issued to Deep Water. The total purchase price for the Subscription Shares was $15,844,477, or $6.30 per share. The change in the Common Shares disclosed in this Amendment No. 26 is as a result of the foregoing transactions.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 4.

The change in the Common Shares disclosed in this Amendment No. 25 is as a result of issuances of Common Shares by the Issuer to the Reporting Persons as described in Item 3.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) None.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

10.1 Joint Filing Agreement, between Deep Water Holdings, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, Copper Lion, Inc., and Mr. Kyle R. Washington dated February 22, 2016 and included as Exhibit 10.4 to Amendment No. 21 to this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2018	DEEP WATER HOLDINGS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: March 19, 2018	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST CREATED UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS (1)

/s/ Dennis R. Washington
Dennis R. Washington, Trustee

Dated: March 19, 2018	DENNIS R. WASHINGTON (1)

/s/ Dennis R. Washington
Dennis R. Washington

Dated: March 19, 2018	THE KYLE ROY WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: March 19, 2018	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: March 19, 2018	THE KEVIN LEE WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: March 19, 2018	COPPER LION, INC. (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc.

Dated: March 19, 2018	KYLE R. WASHINGTON (1)

/s/ Kyle R. Washington
Kyle R. Washington

(1)	This amendment is being filed jointly by Deep Water Holdings, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, Copper Lion, Inc., and Mr. Kyle R. Washington pursuant to the Joint Filing Agreement dated February 22, 2016 and included as Exhibit 10.4 to Amendment No. 21 to this Schedule 13D.